EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2017	2016	2015	2014	2013
Debt	$327,623	$349,073	$404,540	$348,795	$314,958
Equity	287,159	286,096	278,088	274,670	273,495
Debt to equity	1.14	1.22	1.45	1.27	1.15